

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 27, 2012

Via E-mail
Wexing Wang
Chief Executive Officer
ANV Security Group Inc.
8th Floor, Block B, R&D Building
Tsinghua Hi-Tech Park
North Area of Shenzhen Hi-Tech & Industrial Park
Nanshan District, Shenzhen
People's Republic of China 518057

> **Re: ANV Security Group Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed March 30, 2012**
> **Response dated December 18, 2012**
> **Form 10-Q for the period ended September 30, 2012**
> **Filed on November 14, 2012**
> **File No. 000-53802**

Dear Mr. Wang:

We have reviewed your response and filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the period ended September 30, 2012

General

1. We note your response to comment 1 in our letter dated November 6, 2012 that the agreement will be filed as an exhibit to your next filing and that you will determine if other agreements should be filed. However, we note you did not file any agreements as exhibits to your Form 10-Q for period ended September 30, 2012. Please amend your Form 10-Q to include copies of all material agreements as exhibits. Refer to Item

601(b)(10) of Regulation S-K. This includes a copy of the long term contract with Qingdao Fu Yuan Yun Tong and copies of the VIE agreements referenced on page 23 of the Form 10-Q.

2. We note your response to comment 2 in our letter dated November 6, 2012 that you believe that you do have a patent but will make all appropriate disclosures if the patent is in fact deemed abandoned. In addition to revising the disclosure in your filings, also revise your website and press releases to remove any references to having a U.S. patent or patented technology. Whether or not your patent application has been deemed abandoned, you should clearly disclose that you have not been issued or granted a U.S. patent for your automatic video alarm platform.

3. We note your response to comment 3 in our letter dated November 6, 2012 that you will file the agreement as an exhibit and disclose it in future filings. However, we note you did not file the VIE agreements as exhibits or discuss the material terms of each agreement in your Form 10-Q for period ended September 30, 2012. Please amend your Form 10-Q to describe all the material terms of the VIE agreements referenced on page 23. This includes the Entrusted Management Agreement, the Shareholders Proxy Votes Agreement, the Option Agreement and the Equity Pledge Agreement.

Item 2. Management's Discussion and Analysis…, page 19

Forward Looking Statements, page 19

4. Please note that because your common stock is considered a penny stock, the safe harbor provided by the Private Securities Litigation Reform Act of 1995 is unavailable to you. Please revise your disclosure to remove references to Section 27A of the Securities Act and Section 21E of the Exchange Act.

Shareholder approval for the disposal of ANV Tech, page 26

5. We note your responses to comments 5 and 6 in our letter dated November 6, 2012 that, upon further review, you do not believe that it is necessary to obtain shareholder consent from the company's shareholders. Please provide a thorough legal analysis in your response letter of why you believe it was not necessary to obtain shareholder approval under Nevada corporate law for the disposal of ANV Tech, its subsidiaries and related intellectual property. We note your disclosure on page 26 of your Form 10-Q for period ended September 30, 2012 that states that you intend to obtain shareholder approval in the 4th quarter of 2012. We also note your statement in your response letter dated October 22, 2012 that, "The Company acknowledges that shareholder approval if appropriate and intends to obtain shareholder approval by ratification and adoption of the transactions." Lastly, we note that the Equity and Intellectual Property Rights Transfer Agreement for the transactions expressly states that the company must obtain shareholder

approval to dispose of ANV Tech, its subsidiaries and the related intellectual property. Please advise given the transaction has already been consummated.

Liquidity and Capital Resources, page 29

6. Please discuss the amounts due from individual shareholders in the amount of $144,931 and $177,683 as of September 30, 2012 and December 31, 2011, respectively, as disclosed in Note 7 to the financial statements. Disclose when and why you loaned the money to the shareholders and the material terms of the repayments. Disclose whether any of the shareholders is or was an executive officer or director of the company.

7. We note your disclosure on pages 9 and 27 that as of September 30, 2012, your cash resources were insufficient to meet your current business plan and there is substantial doubt about your ability to continue as a going concern. Given your current liquidity state, please revise your disclosure in this section to specifically address your ability to meet both your short-term and long-term liquidity needs. Please note that we consider "long-term" to be the period in excess of the next twelve months. See Section III.C. of Release no. 34-26831 and footnote 43 of Release no. 34-48960.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Henderson, Staff Accountant, at 202-551-3364 or Terry French, Accountant Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Reid Hooper, Attorney-Advisor, at 202-551-3359 or Kathleen Krebs, Special Counsel, at 202-551-3350 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Frank J. Hariton